FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 5 December, 2011
EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 5 December, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 8 November 2011 entitled 'Director/PDMR Shareholding'

Exhibit 2:	Stock Exchange announcement dated 24 November 2011 entitled 'Director/PDMR Shareholding'

Exhibit 1:

8 November 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 8 November 2011 that on 6 November 2011 the following awards vested under the Unilever Global Share Incentive Plan 2007 (GSIP) based on the London Stock Exchange closing price of £20.77 on 7 November 2011.

Unilever Global Share Incentive Plan 2007 (GSIP) - Restricted Stock

The following restricted stock awards vested.

Mr P G J M Polman (Director) - received 15,050 Unilever PLC Ordinary shares of 3 1/9p each after 7,501 were deducted to meet tax liabilities at a price of 2077p per share.

Mr P L Sigismondi (PDMR) - received 1,432 Unilever PLC Ordinary shares of 3 1/9p each after 1,552 were deducted to meet tax liabilities at a price of 2077p per share.

The above transactions were carried out in the UK.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following conditional awards vested.

Mr P G J M Polman (Director) - received 36,466 Unilever PLC Ordinary shares of 3 1/9p each after 18,174 were deducted to meet tax liabilities at a price of 2077p per share.

Mr D Baillie (PDMR) - received 1,291 Unilever PLC Ordinary shares of 3 1/9p each after 800 were deducted to meet tax liabilities at a price of 2077p per share.

Ms G Berger (PDMR) - received 6,321 Unilever PLC Ordinary shares of 3 1/9p each after 6,848 were deducted to meet tax liabilities at a price of 2077p per share.

 Mr D Lewis (PDMR) - received 1,165 Unilever PLC Ordinary shares of 3 1/9p each after 1,263 were deducted to meet tax liabilities at a price of 2077p per share.

The above transactions were carried out in the UK.

Unilever PLC was notified on 8 November 2011 that on 7 November 2011 the following award was granted under the Unilever Global Share Incentive Plan 2007 (GSIP) based on the London Stock Exchange closing price of £20.77 on 7 November 2011.

 Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007, and will vest in three years:

Mr J Zijderveld (PDMR)	6,462

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 8 November 2011

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

24 November 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 23 November 2011 of the following transactions by Mr J Zijderveld (PDMR) which took place on 22 November 2011:

·      Exercise of 7,425 options granted on 21 March 2002 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1296p per Unilever PLC ordinary share of 3 1/9p each.

·      Mr J Zijderveld subsequently sold 7,425 ordinary shares of 3 1/9p each at a price of 2056.99p per share.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

MATTHEW CONACHER - +44(0)207 822 5539

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

24 November 2011

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.